 Exhibit 99.1

SNDL to Acquire Remaining Minority Interest of Nova Cannabis

SNDL and Nova Execute Arrangement Agreement with Key Shareholder Support

CALGARY, AB, Aug. 13, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL") and Nova Cannabis Inc. (TSX: NOVC) ("Nova") are pleased to announce that they have entered into an arrangement agreement (the "Agreement") pursuant to which SNDL will acquire all of the issued and outstanding common shares in the capital of Nova ("Nova Shares") not already owned by SNDL, representing approximately 34.8% of Nova Shares, by way of a statutory plan of arrangement (the "Transaction") for aggregate consideration of approximately $40 million (the "Consideration"). All financial information in this press release is reported in Canadian dollars unless otherwise indicated.

"Today's announcement by our Alberta-based corporations underscores our commitment to sustainable performance in Canadian cannabis," said Zach George, SNDL's Chief Executive Officer. "We are committed to building a consumer-centric model at scale, supported by SNDL's robust shared service model, access to capital, and a well-developed cannabis retail pipeline. These factors are integral to the achievement of sustained profitable growth."

Transaction Benefits

  Retail Expertise: Nova's retail expertise will support SNDL's entire cannabis retail portfolio to enhance programming, expand data programs, advance staff training initiatives, and optimize inventory management.
  Synergies and Cost Rationalization: The Transaction is anticipated to generate savings through the streamlining of public company expenses and the optimization of general and administrative costs.
  Access to Capital: SNDL's robust balance sheet will ensure that Nova's retail platform continues to be supported in a competitive and challenging environment.

"The proposed Transaction offers liquidity and certainty to minority shareholders, while creating a lasting retail legacy in a nascent industry," said Ron Hozjan, one of Nova's independent directors and Chair of the special committee of Nova. "I commend the Nova team and board of directors for their dedication and leadership."

Under the terms of the Agreement, Nova's shareholders will receive $1.75 in cash for each Nova Share (the "Cash Consideration"), representing a premium of 41.2% to the 20-day VWAP of Nova Shares on the Toronto Stock Exchange ("TSX") as of market close on August 12, 2024.

Nova shareholders also have the ability to elect to receive, in lieu of the Cash Consideration, 0.58 of a common share of SNDL (the "SNDL Shares") for each Nova Share (the "Share Consideration" and, collectively with the Cash Consideration, the "Consideration"), subject to proration and a maximum of 50% of the aggregate Consideration being payable in SNDL Shares.

The Transaction has been approved by the boards of directors of both SNDL and Nova and is expected to close on or before October 18, 2024. Following the closing of the Transaction, the Nova Shares are expected to be delisted from the TSX and Nova will apply to cease to be a reporting issuer in all provinces and territories of Canada.

Shareholder Approval

The Transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta), pursuant to which SNDL will acquire all of the issued and outstanding Nova Shares not already owned by SNDL. The implementation of the Transaction will be subject to (among other things) the approval of at least two thirds of the Nova Shares voted by Nova shareholders, as well as the requisite approval of the majority of disinterested Nova shareholders under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), at a special meeting of Nova shareholders expected to be held by Nova in October, 2024 (the "Meeting").  The Transaction is also subject to the receipt of court approval from the Court of King's Bench of Alberta and other customary closing conditions.

Nova Board Approval and Voting Recommendation

Nova's board of directors (the "Nova Board"), after consultation with its financial and legal advisors and acting on the unanimous recommendation of a special committee of Nova's independent directors (the "Special Committee"), has determined that the Arrangement is in the best interests of Nova and is fair to Nova Shareholders. Nova's board of directors has resolved to recommend that the Nova shareholders vote in favour of the Transaction.

Formal Valuation and Fairness Opinion

The Special Committee retained Eight Capital Inc. ("Eight Capital") as financial advisor and independent valuator and requested that Eight Capital prepare a formal valuation in accordance with MI 61-101. Eight Capital delivered an oral opinion to the Special Committee that, as of August 9, 2024, based on Eight Capital's analysis and subject to the assumptions, limitations and qualifications to be set forth in Eight Capital's written valuation, the fair market value of the Nova Shares is in the range of $1.40 to $1.90 per Nova Share. Eight Capital also delivered an oral opinion that, as of August 9, 2024, and subject to the assumptions, limitations and qualifications to be set forth in Eight Capital's written fairness opinion, the Consideration to be received by the shareholders of Nova (other than SNDL) pursuant to the Arrangement is fair, from a financial point of view, to such Nova shareholders.

Transaction Details

The Agreement provides for, among other things, customary support and non-solicitation covenants from Nova, including customary "fiduciary out" provisions that allow Nova to accept a superior proposal in certain circumstances. The Agreement also provides for the payment of a termination fee of $800,000 payable to SNDL by Nova in the event the Transaction is terminated in certain specified circumstances.

A full description of the Transaction will be set forth in a management information circular of Nova to be distributed to Nova shareholders in connection with the Meeting and filed on the System for Electronic Document Analysis and Retrieval + (SEDAR+) under Nova's profile at www.sedarplus.ca.

Voting Support Agreement

All directors and executive officers of Nova, and Cannell Capital, LLC ("Cannell"), in respect of approximately 13% of the issued and outstanding Nova Shares which are controlled by Cannell, have entered into voting support agreements with SNDL pursuant to which, among other things, the parties have agreed, subject to the terms thereof, to vote in favour of the Transaction.

Early Warning Disclosure by Cannell Capital, LLC

Further to the requirements of National Instrument 62-104 respecting Take-Over Bids and Issuer Bids and National Instrument 62-103 respecting the Early Warning System and Related Take-Over Bid and Insider Reporting Issues of the Canadian Securities Administrators, Cannell, a Wyoming limited liability company, will file an amended early warning report in connection with its participation in the transaction. A copy of Cannell's related amended early warning report will be filed with the applicable Canadian securities commissions and will be made available on SEDAR+ at www.sedarplus.ca. Further information and a copy of the early warning report of Cannell may be obtained by contacting:

Stephen C. Wagstaff
Chief Financial Officer
Cannell Capital, LLC
245 Meriwether Circle
Alta, WY 83414

Advisors

McCarthy Tétrault LLP is acting as legal counsel to SNDL.

Eight Capital is acting as financial advisor and Bennett Jones LLP is acting as legal counsel to Nova.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, Superette and Firesale. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Spiritleaf Selects Bon Jak, Versus, Value Buds, Namaste, Re-up, Grasslands and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to www.sndl.com.

ABOUT NOVA CANNABIS INC.

Nova Cannabis Inc. (TSX: NOVC) is one of Canada's largest and fastest-growing cannabis retailers with a goal of disrupting the cannabis retail market by offering a wide range of high-quality cannabis products at every-day best value prices. Nova currently owns and/or operates locations across Alberta, Ontario, B.C. and Saskatchewan, primarily under its "Value Buds" banner. Additional information about Nova Cannabis Inc. is available at www.sedarplus.ca and Nova's website at www.novacannabis.ca.

The head office of Nova Cannabis is located at 101, 17220 Stony Plain Rd. NW, Edmonton, Alberta, T5S 1K6, Canada.

Forward-Looking Information Cautionary Statement

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expected", "projected", "to be" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the completion of the Transaction on the current terms thereof; the expected closing of the Transaction and the timing thereof; the value of the consideration to be received by Nova's shareholders; the expected holding of the Meeting and the timing thereof; the combined company and its focus going forward; the anticipated delisting of the Nova Shares from the TSX; Nova's application to cease to be a reporting issuer; the timing and receipt of certain approvals of the Transaction and satisfaction of other conditions to closing; and the anticipated benefits associated with the Transaction. Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Transaction being completed on the timelines and on the terms currently anticipated; all necessary shareholder, court approvals being obtained on the timelines and in the manner currently anticipated; all conditions to the Transaction will be satisfied or waived and the Arrangement Agreement will not be terminated prior to completion of the Transaction; the anticipated benefits of the Transaction; the business and operations of both SNDL and Nova, including that each business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions; and the ability of SNDL and Nova to successfully implement their respective strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits. Although SNDL and Nova believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because SNDL and Nova can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits SNDL and/or Nova will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Transaction is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary shareholder, court approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Transaction are not satisfied or waived; the possibility of the Arrangement Agreement being terminated in certain circumstances; the ability of the Nova Board to consider and approval a superior proposal for Nova; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Transaction as anticipated or at all; conditions in the liquor and cannabis industries; the risk that Nova does not receive the necessary retail cannabis approvals and/or authorizations or that they are not able to open additional retail liquor or cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; and the availability of capital to fund the build-out and opening of additional retail liquor or cannabis stores.

Readers, therefore, should not place undue reliance on any such forward-looking information. Further, this forward-looking information is given as of the date of this press release and, except as expressly required by applicable law, SNDL and Nova disclaim any intention and undertake no obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable Canadian securities laws. All of the forward-looking information contained in this release is expressly qualified by the foregoing cautionary statements.

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SOURCE SNDL Inc.

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For further information: For more information:  Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:00e 13-AUG-24